Tenet Second Quarter 2022 Financial Results in Line with Company Expectations with Revenue of $32.4M

Toronto, Ontario--(Newsfile Corp. - August 25, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced its financial results and operating highlights for the three-month and six-month periods ended June 30, 2022. Even though most of China's major cities were at an economic standstill for almost two months during the quarter due to government-imposed Covid-19 restrictions, Tenet generated $32.4M in revenue and had a net loss of $6.3M for the period. The numbers are in line with the Company's expectations as it steps up its Research & Development (R&D) and expansion efforts in both China and Canada. All amounts expressed are in Canadian dollars.

Q2 Financial Highlights:

  Total Revenue of $32.4M

  Adjusted EBITDA of ($2.9M)

  Net Loss of ($6.3M)

Summary of Quarterly Evolution of Revenue, Adjusted EBITDA and Net Income (Loss)

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Revenue	$32,432,228	$34,741,460	$33,048,247	$25,695,570	$30,649,179
Expenses[1]	$35,428,207	$35,309,662	$33,226,492	$22,672,271	$29,411,980
Adjusted EBITDA[2]	($2,995,979)	($568,202)	($178,245)	$1,500,554	$1,043,482
Net Income (Loss)[3]	($6,332,672)	($3,359,601)	($49,994,623)	$1,526,286	$296,071

1. Expenses, for the calculation of Adjusted EBITDA, do not include finance costs, interest, taxes, depreciation (including impairment of intangible assets) loss on settlement of debt, gain on bargain purchase and amortization.

2. Adjusted EBITDA equals net income (loss) before finance costs, taxes, depreciation, amortization and impairment of intangible assets, loss on extinction of debt, gain on bargain purchase and amortization. Adjusted EBITDA is provided as a supplementary earnings measure to assist readers in determining the Company's ability to generate cash flows fromoperations and to cover finance charges. Adjusted EBITDA and EBITDA are also widely used for business valuation purposes. Adjusted EBITDA does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

3. The net loss for Q4 2021 included a total of $53,364,705 in impairment charges related to the Company's acquisition of Cubeler for which forecasted revenues shifted by almost a year due to the delayed launch of the Company's Canadian Business Hub™. Part of the impairment charges may be reversed in the future following the launch of the Company's Canadian operations.

Q2 Operating Highlights:

  Launch of "Driver's Seat", first insurance policy to be exclusively available through Tenet's Heartbeat insurance brokerage platform

  $10.1M in revenue generated from participation in 618 Shopping Festival

  National strategic cooperation agreement with Shanghai Electric Power Company

  Cooperative Agreement with Huai'an Rural Commercial Bank

ABOUT SECOND QUARTER FINANCIAL AND OPERATING RESULTS SUMMARY

Most of Tenet's revenue for the second quarter of 2022 was generated in the month of June as China's major economic hubs were under Covid-19 lockdown for virtually all of April and May. The Company's participation in this year's 618 Shopping Festival accounted for almost one-third of its total revenue for the quarter. Also contributing to the Company's revenue in Q2, was an increasing percentage of Business Hub™ clients taking advantage of value-added services, such as insurance and transportation, related to their financing transactions.

From an operational standpoint in China, Tenet focused on furthering its involvement in the clean energy space during the quarter. This contributed to the signing of a national strategic cooperation agreement with Shanghai Electric Power Company to help the country with the implementation of its policy to have its carbon emissions peak by 2030 and achieve carbon neutrality by 2060.

While Tenet has not formally launched its Canadian Hub, the Company was very active in Canada during the quarter on several fronts, including business development initiatives. The Company took steps to become more visible and promote the upcoming Canadian launch of its Cubeler Business Hub™ among the Canadian SME community. It also began strategic partnership discussions with business associations and software vendors connected with large numbers of small- and medium-sized businesses. While these activities contributed to Tenet's net loss for the quarter, the Company believes those initiatives set the foundation in Canada for a formula that will allow Tenet to expand its Cubeler Business Hub™ globally.

In summary, the Company generated revenue of $32,432,228 for the three-month period and $67,173,688 for the six-month period ended June 30, 2022, compared to $30,649,179 for the three- month period and $44,888,955 for the six-month period ended June 30, 2021.

Total expenses before taxes for the quarter amounted to $37,511,624, compared to $29, 691,302 for the same period in 2021. Net loss for the second quarter of 2022 was $6,332,672 compared to a net profit of $296,071 for the same period of 2021.

Full details of the Company's second quarter 2022 financial results can be found in the Unaudited Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis (MD&A) for the three-month and six-month periods ended June 30, 2022 and 2021, which are available at www.sedar.com.

Tenet will host an investor webinar on Monday, August 29 at 4:00 pm EDT, where President & CEO Johnson Joseph and CFO Jean Landreville will discuss the Q2 2022 financial results. Registration for the event is available at: https://bit.ly/3dUED2T

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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